

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>By E-Mail</u>

Elizabeth R. Gonzalez, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

      Re: PLX Technology, Inc.
              Preliminary Proxy Statement filed by Balch Hill Partners, L.P. et al.
              Filed April 6, 2012
              File No. 0-25699

Dear Ms. Gonzalez:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

1. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. Regarding proposal 3, please revise throughout the proxy statement to clarify that shareholders are being asked to vote to approve on a non-binding basis the compensation of the named executives.

Background to the Solicitation, page 4

3. Please describe the materials requested on March 26, 2012. Please further describe why BH LP "has been forced to commence a proxy solicitation to effect change."

Proposal No. 1; Election of Directors, page 12

4. Please revise to state that there is no assurance that the registrant's directors will serve if elected with any of the participants' nominees.

5. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3; Company's Proposal to Vote on Executive Compensation, page 17

6. We note your disclosure, here and on the proxy card, that you intend to vote shares consistent with the recommendation of ISS with respect to this proposal. Please revise, here and on the proxy card, to specifically state how unmarked cards will be voted. Refer to Rule 14a-4(b)(1).

Solicitation of Proxies, page 20

7. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in-person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

8. Please disclose the total expenditures to date since you already know that information.

Form of Proxy

9. Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions